UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2020

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to
Commission file number 1-6948

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
SPX Corporation
Retirement Savings and Stock Ownership Plan
B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

SPX Corporation
6325 Ardrey Kell Road Suite 400,
Charlotte, North Carolina 28277

Contents
Report of Independent Registered Public Accounting Firm	1-2
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5-10
Schedule of Assets Held at End of Year	Schedule 1

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants
SPX Corporation Retirement Savings
and Stock Ownership Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the SPX Corporation Retirement Savings and Stock Ownership Plan (the “Plan”) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2020 and 2019, and the changes in its net assets for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion
The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the

1

Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC
We have served as the Plan’s auditor since 2002.
Clinton Township, Michigan
June 16, 2021

2

SPX Corporation Retirement Savings and
Stock Ownership Plan

Statements of Net Assets Available for Benefits

	December 31,
	2020	2019
Assets
Participant-directed investments, at fair value:
Money market and cash investments	$2,617,180	$2,774,717
Mutual funds	466,522,237	438,027,027
Common stock - SPX Corporation stock	95,348,059	93,631,994
Common collective trust funds	298,417,053	218,180,272
Total participant-directed investments	862,904,529	752,614,010
Participant notes receivable	11,223,178	9,791,950
Contributions receivable	96,064	—
Net assets available for benefits	$874,223,771	$762,405,960
The accompanying notes are an integral part of these statements.

3

SPX Corporation Retirement Savings and
Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2020

Additions
Net realized and unrealized gain on investments	$134,482,811
Interest and dividends	15,599,789
Interest on participant notes receivable	596,869
Contributions:
Employer	11,424,638
Participants	20,353,016
Rollovers	3,663,302
Total contributions	35,440,956
Total additions	186,120,425
Deductions
Distributions to participants or beneficiaries	(73,860,244)
Administrative expenses	(442,370)
Total deductions	(74,302,614)
Total net increase	111,817,811
Net assets available for benefits
Beginning of year	762,405,960

End of year	$874,223,771
The accompanying notes are an integral part of this statement.

4

SPX Corporation Retirement Savings and
Stock Ownership Plan

Notes to Financial Statements
December 31, 2020 and 2019

Note 1 - Description of the Plan
The following description of the SPX Corporation Retirement Savings and Stock Ownership Plan (the “Plan”), as amended and restated effective October 1, 2010, provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions. The Plan became effective January 1, 1952 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
General - The Plan is a defined contribution plan that benefits employees of SPX Corporation (“SPX”, the “Employer” or the “Company”) who have met eligibility requirements.
Contributions - Participants can elect to defer a portion of their compensation as a pretax contribution to the Plan, up to the maximum allowed under the Plan and the Code.
As outlined in the Plan document, employer contributions are dependent upon the business unit or division of the Company where the participant is employed. In general, for participants other than those related to certain plans that have been previously merged into the Plan, the Company makes matching contributions equal to 100 percent of the participant’s pretax contributions up to the first 4 percent of compensation deferred and 50 percent of the participant’s pretax contributions in excess of 4 percent of compensation deferred up to a maximum of 6 percent of compensation deferred. These employer contributions are in the form of SPX Corporation common stock, are immediately vested and can be transferred at any time, subject to certain trading restrictions.
Employer contributions for participants related to certain plans that have been previously merged into the Plan are determined based on the respective collective bargaining agreements.
Participant Accounts - Each participant’s account is credited with the participant’s contributions, the Employer’s contributions, if any, and an allocation of Plan earnings.
Allocation of Plan earnings to participant accounts is based on the participant’s proportionate share of funds in each of the investment accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Participants elect to invest their account balances and contributions among various investment options selected by the SPX Corporation Retirement and Welfare Plan

5

SPX Corporation Retirement Savings and
Stock Ownership Plan

Notes to Financial Statements
December 31, 2020 and 2019

Note 1 - Description of the Plan (Continued)
Administrative Committee (the “Committee”), including an option to invest in SPX Corporation common stock.
Vesting - Participants in the Plan are at all times 100 percent vested in their contributions and earnings thereon. Vesting in employer contributions is dependent upon the business unit or division of the Company where the participant is employed. In general, participants are 100 percent vested in employer contributions; however, there are certain employer contributions that vest over a five to six-year period. Any forfeitures may be used to pay expenses of the Plan or reduce the employer contributions in the year the forfeitures occur or in future years.
Payment of Benefits - Upon termination of service, a participant may elect to receive either a lump-sum distribution or monthly or yearly payments equal to the value of their account. Terminated participants with account balances in excess of $1,000 can also elect to wait until retirement age to receive benefits. A participant who experiences a financial hardship is eligible to receive a distribution from his or her plan account. The Plan also allows participants to withdraw certain portions of their balances attributed to certain benefit plans that have been previously merged into the Plan. All withdrawal payments are made by Fidelity Management Trust Company (the “Trustee” or “Fidelity”).
Employer Securities - Investment in SPX Corporation stock transferred to participants’ accounts by reason of the merger of the SPX Corporation Stock Ownership Plan on January 1, 1994 and stock allocated to participants’ accounts by reason of matching contributions as discussed above can be redirected to other investment options, subject to certain trading restrictions.
Participant Notes Receivable - A participant can borrow from the Plan an amount not to exceed the lesser of $50,000 or 50 percent of the participant’s vested account balance. The term of the participant note receivable may not exceed five years unless the participant note receivable is used in the purchase of a primary residence, in which case the term may be up to 15 years.
Participant notes receivable are collateralized by the balance in the participant’s account and bear interest at market rates as outlined in the Plan document. Principal and interest are paid ratably through payroll deductions. Other participant note receivable provisions are outlined in the Plan document.
Voting Rights - Each participant is entitled to exercise voting rights attributable to the shares allocated to their account. The Trustee is required to vote shares of common stock that have been allocated to participants, but for which the Trustee received no

6

SPX Corporation Retirement Savings and
Stock Ownership Plan

Notes to Financial Statements
December 31, 2020 and 2019

Note 1 - Description of the Plan (Continued)
voting instructions, in the same manner and in the same proportion as the shares for which the Trustee received timely voting instructions.
Administration - The Company is the sponsor of the Plan. The Committee, as provided in the Plan document, is the plan administrator. The Trustee also functions as the investment manager.
Investment management fees and trustee fees are paid by the Plan in accordance with the Plan document.
Party-in-interest Transactions - Certain plan assets are in investment funds managed by Fidelity or its affiliates. Fidelity is the custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines. For the year ended December 31, 2020, transactions involving SPX Corporation common stock included sales of approximately $60,000,000 and purchases of approximately $43,000,000.
Termination - Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, participants become fully vested in their account balances.
Coronavirus Aid, Relief, and Economic Security (“CARES”) Act - On March 27, 2020, Congress passed the CARES Act, which included several relief provisions to qualified plans and their participants. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the plan document. The plan has adopted relief provisions included in the CARES Act that allow participants who have been affected by the COVID-19 pandemic to (i) request qualifying Coronavirus-related distributions, (ii) increase the Plan's loan limit to a maximum equal to the lesser of $100,000 or 100% of their vested balance and delay loan repayment deadlines for up to a year, and (iii) postpone required minimum distributions for one year.
Note 2 - Summary of Significant Accounting Policies
Participant Notes Receivable - Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.
Investments - The Plan's investments are stated at fair value. Common collective trust fund investments are valued at net asset value per share ("NAV"), which is based on the fair value of the underlying assets. There are no unfunded commitments or other redemption notice requirements related to these investments. All other investments are

7

SPX Corporation Retirement Savings and
Stock Ownership Plan

Notes to Financial Statements
December 31, 2020 and 2019

Note 2 - Summary of Significant Accounting Policies (Continued)
valued based on quoted market prices. See Note 4 for additional information. Dividend income is accrued on the ex-dividend date.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Benefit Payments - Distributions to participants are recorded when paid.
Income Tax Status - The Plan constitutes a qualified plan under Sections 401(a) and 401(k) of the Code and the related trust is exempt from federal income tax under Section 501(a) of the Code. The Plan obtained its determination letter dated May 3, 2017, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Code. Although the Plan has been amended subsequently, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The plan administrator believes the Plan is no longer subject to tax examinations for years prior to 2017.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

8

SPX Corporation Retirement Savings and
Stock Ownership Plan

Notes to Financial Statements
December 31, 2020 and 2019

Note 3 - Reconciliation of Financial Statements to Form 5500 (Annual Return/Report of Employee Benefit Plan)
The net assets on the financial statements differ from the net assets on Form 5500 due to common collective trust funds being recorded at NAV on the financial statements and at fair value on Form 5500. The net assets on the financial statements were lower than Form 5500 by $3,518,694 at December 31, 2020 and lower than Form 5500 by $1,099,221 at December 31, 2019. Accordingly, the net increase in the net assets available for benefits on the financial statements is $2,419,473 lower than as reported on Form 5500 for the year ended December 31, 2020.
Note 4 - Fair Value Measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.
The Plan utilizes market data or assumptions that it believes market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable quoted prices in active markets for identical assets or liabilities (“Level 1”), significant other observable inputs (“Level 2”) or significant unobservable inputs (“Level 3”). The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability. In instances where inputs used to measure fair value fall into different levels in the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest input that is significant to the valuation.

9

SPX Corporation Retirement Savings and
Stock Ownership Plan

Notes to Financial Statements
December 31, 2020 and 2019

Note 4 - Fair Value Measurements (Continued)
Assets measured at fair value are as follows:

	Assets Measured at Fair Value at December 31, 2020
	Investments (at fair value)	Level 1	Level 2	Level 3
Mutual funds	$466,522,237	$466,522,237	—	—
Common stock - SPX Corporation stock	95,348,059	95,348,059	—	—
Money market and cash investments	2,617,180	2,617,180	—	—
Total assets in the fair value hierarchy	564,487,476	564,487,476	—	—

Investments measured at net asset value per share:
Common collective trust funds	298,417,053
Total investments at fair value	$862,904,529

	Assets Measured at Fair Value at December 31, 2019
	Investments (at fair value)	Level 1	Level 2	Level 3
Mutual funds	$438,027,027	$438,027,027	—	—
Common stock - SPX Corporation stock	93,631,994	93,631,994	—	—
Money market and cash investments	2,774,717	2,774,717	—	—
Total assets in the fair value hierarchy	534,433,738	534,433,738	—	—

Investments measured at net asset value per share:
Common collective trust funds	218,180,272
Total investments at fair value	$752,614,010

Note 5 - Subsequent Event
On June 8, 2021, the Company and its direct, wholly owned subsidiary, SPX Transformer Solutions, Inc. (“Transformer Solutions”), entered into a Stock Purchase Agreement dated as of June 8, 2021 (the “Purchase Agreement”) with GE-Prolec Transformers, Inc. (the “Purchaser”) and Prolec GE Internacional, S. de R.L. de C.V. pursuant to which the Company has agreed to transfer all of the outstanding common stock of Transformer Solutions to the Purchaser. Upon consummation of the Purchase Agreement, Transformer Solutions participants will be treated as terminated under the Plan and subject to the provisions detailed in Note 1.

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Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 38-1016240, Plan 005
December 31, 2020

Identity of Issuer	Description	Cost	Current Value
	Mutual funds:
Fidelity	Fidelity U.S. Bond Index Fund	*	$23,526,819
Fidelity	Fidelity 500 Index Fund	*	67,898,513
Fidelity	Fidelity Extended Market Index Fund	*	9,077,199
Fidelity	Fidelity International Index Fund	*	3,924,091
Fidelity	Fidelity Freedom Index Income Fund	*	2,642,863
Fidelity	Fidelity Freedom Index 2005 Fund	*	3,009,774
Fidelity	Fidelity Freedom Index 2010 Fund	*	4,721,723
Fidelity	Fidelity Freedom Index 2015 Fund	*	9,855,721
Fidelity	Fidelity Freedom Index 2020 Fund	*	33,714,914
Fidelity	Fidelity Freedom Index 2025 Fund	*	51,682,457
Fidelity	Fidelity Freedom Index 2030 Fund	*	44,271,804
Fidelity	Fidelity Freedom Index 2035 Fund	*	27,658,298
Fidelity	Fidelity Freedom Index 2040 Fund	*	20,250,092
Fidelity	Fidelity Freedom Index 2045 Fund	*	12,102,243
Fidelity	Fidelity Freedom Index 2050 Fund	*	8,704,986
Fidelity	Fidelity Freedom Index 2055 Fund	*	4,827,878
Fidelity	Fidelity Freedom Index 2060 Fund	*	1,905,010
Fidelity	Fidelity Freedom Index 2065 Fund	*	112,233
Fidelity	DFA U.S. Targeted Value Portfolio	*	30,664,278
Fidelity	Fidelity International Discovery Fund	*	25,178,976
Fidelity	William Blair Small-Mid Cap Growth Fund	*	31,384,539
Fidelity	American Beacon Large Cap Value Fund	*	26,834,982
Fidelity	PIMCO Total Return Fund	*	22,572,844

Fidelity	Common stock - SPX Corporation stock	*	95,348,059

	Common collective trust funds:
Fidelity	Fidelity Managed Income Portfolio II	*	94,980,163
Fidelity	Fidelity Growth Company Commingled	*	203,436,890

Fidelity	Money market and cash investments	*	2,617,180

Participants	Participant notes receivable bearing interest at rates from 3.25 percent to 10.50 percent	-	11,223,178
	Total net investments		$874,127,707
________________________
* Cost information not required

Schedule 1

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPX CORPORATION RETIREMENT SAVINGS AND
STOCK OWNERSHIP PLAN

		By:	SPX Corporation Retirement and Welfare Plan Administrative Committee

Date:	June 16, 2021	By:	/s/ James E. Harris
James E. Harris
Vice President, Chief Financial Officer and Treasurer, SPX Corporation, and Member of the SPX Corporation Retirement and Welfare Plan Administrative Committee

Exhibit Index

Exhibit No.	Description
23.1	Consent of Plante & Moran, PLLC